UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-12471 CUSIP NUMBER 040044 109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Arena Group Holdings, Inc.

Full Name of Registrant

theMaven, Inc.

Former Name if Applicable

200 Vesey Street, 24th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10281

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Arena Group Holdings, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”) within the prescribed time frame because it requires additional time to complete procedures relating to its year-end financial statements as a result of the following matters.

The Company has made significant changes to its operating structure, including multiple changes in the executive management team (as previously disclosed) and other reorganization activities executed during 2024 and continuing into 2025. In addition, the Company has identified two material weaknesses in its internal control over financial reporting: (i) the Company’s finance and accounting policies, including those governing revenue recognition, expense recognition, and balance sheet valuation, have not been fully documented; and (ii) the Company did not maintain a sufficient system of internal control to validate data provided by certain third party service providers.

Certain factors, including the Company’s working capital deficiency and significant historical losses, continue to raise substantial doubt about the Company’s ability to continue as a going concern. This doubt was previously raised and disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

Due to the considerable time and resources Company management has devoted to the above matters, the Company does not have the resources available to prepare and file the 2024 Form 10-K on or before the March 31, 2025 due date. The Company expects to file the 2024 Form 10-K within fifteen calendar days following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Geoffrey Wait, Principal Financial Officer	(212)	321-5002
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Company’s financial results have improved in recent periods due to the reorganization activities and implementation of a new operating structure as described previously. However, the Company expects to report a net loss for the year ended December 31, 2024 of approximately $101 million as compared to a net loss for the year ended December 31, 2023 of $56 million as a result of the Authentic Brands Group LLC legal matter as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. The foregoing estimates are preliminary and unaudited. While the Company does not expect significant changes to the aforementioned estimates, such estimates remain subject to change.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “may”, “should”, “future”, “promptly”, “expect”, “estimate”, “anticipate,” “intends”, “plans”, “subject to”, and “change” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, statements concerning our beliefs and expectations relating to the filing of the 2024 Form 10-K and the estimated reporting of financial results, our business strategy, future revenues, market growth, capital requirements, product introductions, and expansion plans and the adequacy of our funding. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including, but not limited to, the risk that the Company is not able to complete and file the 2024 Form 10-K in the time period that it currently expects. Other important factors are discussed in detail in “Part I. Item 1A. – Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended and as updated by the Company’s other subsequent filings with the Securities and Exchange Commission. Many of these risks, uncertainties, assumptions and other important factors are outside the Company’s control and could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

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Arena Group Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2025	By	/s/ Geoffrey Wait
Geoffrey Wait
Principal Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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